As filed with the Securities and Exchange Commission on July 15, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE CRONOS GROUP

(Exact name of registrant as specified in its charter)

Luxembourg (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification No.)

5, rue Guillaume Kroll
L-1882 Luxembourg
Telephone: 352 26 48 3688
(Address, including zip code, and
telephone number, including area code,
of registrant’s principal executive offices)

Copy to:	Copy to:
Dennis J. Tietz Cronos Capital Corp. One Front Street, Suite 925 San Francisco, California 94111 (415) 677-8990 djt@cronos.com	James F. Fotenos, Esq. Greene Radovsky Maloney & Share LLP Four Embarcadero Center, Suite 4000 San Francisco, California 94111 (415) 981-1400 jfotenos@grmslaw.com

CALCULATION OF REGISTRATION FEE

		Proposed		Proposed
		Maximum		Maximum		Amount Of
Title Of Securities To	Amount To Be	Offering Price		Aggregate		Registration
Be Registered	Registered (1)	Per Share		Offering Price		Fee
Common Shares, par value $2.00 per share	300,000	$10.50	(2)	$3,150,000	(2)	$370.76

(1)	Pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers an indeterminate amount of interests to be offered or sold pursuant to The Cronos Group 2005 Equity Incentive Plan.

(2)	Estimated in accordance with Rule 457(c) and (h) under the Securities Act, solely for the purpose of calculating the registration fee and based upon the average of the high and the low price per share of Cronos’ common shares on the Nasdaq National Market on July 12, 2005.

EXPLANATORY NOTE

     This Registration Statement has been prepared in accordance with the requirements of Form S-8 under the Securities Act to register 300,000 common shares issuable as restricted share awards or in settlement of director’s stock units granted under the 2005 Equity Incentive Plan (the “Equity Incentive Plan” or “Plan”) of The Cronos Group (the “Company” or “Cronos”).

     Under cover of this Registration Statement on Form S-8 is a reoffer prospectus prepared in accordance with Part I of Form S-3 under the Securities Act. The reoffer prospectus may be utilized for reofferings and resales of the common shares that may be acquired under the Plan by executive officers and independent directors of Cronos who may be deemed “affiliates” (as such term is defined in Rule 405 under the Securities Act) of the Company.

ii

REOFFER PROSPECTUS

THE CRONOS GROUP

A Société Anonyme Holding

300,000 Common Shares

     This Prospectus relates to the reoffer and resale by certain selling shareholders of up to 300,000 common shares, par value $2.00 per share, that will be issued by the Company to the selling shareholders as restricted share awards or upon the settlement of director’s stock units that have been or will be granted under our Equity Incentive Plan. The shares may be offered from time to time by the selling shareholders. The shares may be offered through broker-dealers to be selected by the selling shareholders and through public or private transactions, on or off the Nasdaq National Market System, pursuant to this Registration Statement, at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We will receive none of the proceeds from the sale of the shares. We have agreed to bear certain expenses, including the fees and costs of preparing, filing and keeping effective this Registration Statement (other than selling commissions and fees and expenses of counsel and other advisors to the selling shareholders) in connection with the registration of the shares.

     This Prospectus has been prepared for the purpose of registering the shares under the Securities Act to allow for future sales by the selling shareholders to the public without restriction. To our knowledge, the selling shareholders have no arrangement with any brokerage firm for the sale of the shares.

     Our common shares are currently traded on the Nasdaq National Market under the symbol “CRNS.”

Consider carefully the risk factors beginning on page 5 of this Prospectus.

     The selling shareholders and any broker-dealer, agent or underwriter that participates with the selling shareholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed underwriting commissions or discounts under the Securities Act.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 15, 2005

ENFORCEABILITY OF CIVIL LIABILITIES

     Cronos is a holding company (a “société anonyme holding”) incorporated under the laws of the Grand Duchy of Luxembourg. Two of the six directors of the Company reside in countries other than the United States, and all or a substantial portion of the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons to enforce against them judgments of courts of the United States predicated upon the civil liability provisions of the federal or state securities laws of the United States. Cronos has been advised by its Luxembourg counsel, Elvinger, Hoss & Prussen, that there is doubt (a) whether a judgment of a United States court predicated solely upon the civil liability provisions of federal or state securities laws would be enforceable in Luxembourg against the Company or such persons, and (b) whether an action could be brought in Luxembourg against the Company or such persons in the first instance on the basis of liability predicated solely upon the provisions of federal or state securities laws.

     We have not taken any action to permit a public offering of the common shares covered hereby outside of the United States or to permit the possession or distribution of this Prospectus outside of the United States. Persons outside of the United States who come into possession of this Prospectus must inform themselves about and observe any restrictions relating to the offering of the common shares and the distribution of this Prospectus outside of the United States.

     In this Prospectus, “Cronos,” “Company,” “we,” “us,” and “our” refer to The Cronos Group.

     You should rely only on the information incorporated by reference or provided in this Prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any prospectus supplement is accurate as of any date other than on the front of these documents.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-8 registering the common shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information in the Registration Statement or in the exhibits that are part of the Registration Statement. For further information with respect to Cronos and our common shares, please see the Registration Statement and the exhibits that are part of the Registration Statement.

     You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, and from our website, www.cronos.com.

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As required by the Exchange Act, we file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information are available for inspection and copying at the SEC’s public reference rooms and from our and the SEC’s websites referred to above.

THE COMPANY

     We are one of the world’s leading lessors (by aggregate TEU capacity) of intermodal marine containers. Through an extensive global network of offices and agents, Cronos leases both its own and other owners’ containers to over 400 ocean carriers and transport operators, including the majority of the 25 largest ocean carriers. Cronos, through its predecessor companies, has been in the container leasing business since November 1978. Cronos is a limited liability company (société anonyme holding) organized in Luxembourg, with register number RCS LUX B27.489. Cronos conducts its container leasing business through operating subsidiaries. Cronos first offered its common shares to the public in December 1995. Our registered offices are located at 5, rue Guillaume Kroll, L-1882 Luxembourg, and our telephone number is 352 26 48 3688.

FORWARD-LOOKING STATEMENTS

     An investment in our common shares involves a high degree of risk. In addition to the other information contained in this Prospectus, you should carefully consider the risk factors identified below before investing in our common shares. All statements, trend analyses, and other information contained in this Prospectus regarding the markets for our container leasing services and net revenue, profitability, and anticipated expense levels, and any statements containing the words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” or other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business and economic risks. Our actual results of operations may differ materially from those contained in the forward-looking statements. The cautionary statements made in this Prospectus apply to all forward-looking statements wherever they appear in this Prospectus.

RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this Prospectus before investing in our common shares. Investing in our common shares involves a high degree of risk. Any of the following factors could harm our business and could result in a partial or complete loss of your investment.

Risk Factors

     An investment in the common shares of the Company involves a high degree of risk. The principal risks that attend the Company and its business include the following:

     Market for Common Shares. The market for the Company’s outstanding common shares is not liquid. The Company’s four largest groups of shareholders control approximately 68% of its outstanding common shares. For 2004, the average daily trading volume in the Company’s shares was 15,431. For 2005 (through June 30, 2005), the average daily trading volume in the Company’s shares was 8,082.

     Requirement for Third Party Capital. Cronos is heavily dependent upon third parties to supply it with the capital required for container acquisitions. Such capital may not be available to the Group to enable it to sustain and expand its fleet of containers.

     Business & Economic Risks. The Company may be adversely affected by economic and business factors to which the transportation industry in general and the container leasing industry in particular is subject. These factors, which generally are beyond the control of the Company, include:

•	Economic conditions in the shipping industry;

•	The supply and pricing of new and used containers;

•	Fluctuations in world trade: Demand for leased containers is dependent upon levels of world trade and the supply of containers relative to demand. Future fluctuations in world trade could negatively affect the Company’s container leasing operations;

•	Fluctuations in supply and demand for containers resulting from, among other things, obsolescence, changes in the methods or economics of a particular mode of transportation or changes in governmental regulations or safety standards;

•	Fluctuations in shipping lines’ fleet mix: Demand for leased containers is largely dependent on the decision of shipping lines to lease containers rather than purchase containers to supplement their own operating fleets. Any significant changes in the composition of the shipping lines’ leased and owned container fleets could adversely affect the demand for leased containers;

•	Fluctuations in inflation, interest rates and foreign exchange rates;

•	Increases in maintenance expenses, taxes, insurance costs, third party fees and other expenses attributable to the operation and the maintenance of the containers that cannot be offset by increased lease revenues from the containers;

•	The risk of uninsured losses with respect to our containers or insured losses for which insurance proceeds are inadequate;

•	The effects of strikes, labor disputes and foreign political unrest; and,

•	The risk of terrorist attack involving containers.

     Competition. The container leasing industry is highly competitive. Some of Cronos’ competitors have greater financial resources than Cronos and may be more capable of offering lower per diem rates on a larger fleet. In addition, the barriers to entry for the container leasing industry are relatively low. If the supply of available equipment increases significantly as a result of new companies entering the industry, demand for Cronos equipment could be adversely affected.

     Defaults by Lessees. A default by a shipping line may result in lost revenue for past leasing services and additional operating expenses. The repossession of containers from shipping lines which have defaulted can prove difficult and, when containers are recovered, the Company may not be able to re-lease the equipment at comparable rates and at favorable lease terms.

     Residual Value of Containers. The majority of containers that are at the end of their useful economic life are sold in the non-maritime secondary market for use as temporary or permanent storage facilities. The proceeds realized on the disposition of such containers depend on a variety of factors including the location of the container at the time of disposition, foreign currency exchange rates, the lease market for marine cargo containers, the cost of new containers, the quantity of used containers being supplied to the secondary market, technological advances in container construction and in techniques of ocean transportation, and developments in world trade. A reduction in container residual values could adversely affect the long-term returns generated by containers resulting in reduced profitability and reduced capital availability.

     Special Purpose Containers. Special purpose containers include refrigerated containers and tanks. Refrigerated containers are subject to inherent risks of mechanical breakdown and technological obsolescence. Tanks, which can be used to transport hazardous materials, include additional risks of environmental and tort liability.

     Environmental. Countries that are signatories to the Montreal Protocol on the environment agreed in November 1992 to restrict the use of environmentally destructive refrigerants, banning production (but not use) of chlorofluorocarbon compounds (“CFCs”) beginning in January 1996. Since then, the environmental impact of CFCs has become increasingly prominent. On January 1, 2001, it became illegal for environmentally destructive refrigerants to be handled, other than for disposal, in most of the countries that are members of the European Union. All of Cronos’ refrigerated containers purchased since June 1993 use non-

CFC refrigerant gas in the operation and insulation of the containers, although a reduced quantity of CFCs are still used in the container manufacturing process. At June 30, 2005, less than 50 of the 3,600 refrigerated containers that were owned by the Company used the CFC refrigerant gas. All of these containers are currently on lease and the Company will dispose of each unit upon its redelivery. The replacement refrigerant used in the Company’s new refrigerated containers may also become subject to similar governmental regulations. In the past, the Company has retrofitted certain refrigerated containers with non-CFC refrigerants. Cronos has decided not to retrofit any additional containers.

     TOEMT Litigation. Since the 1980s Cronos has managed containers for Transocean Equipment Manufacturing and Trading Limited (“TOEMT (UK)”), an English company. A separate company by the same name was registered in the Isle of Man (“TOEMT (Isle of Man)”). Both TOEMTs are in liquidation in England, represented by the same liquidator. On December 13, 2004, the liquidator filed his “Ordinary Application” (in the nature of a complaint) in the High Court of Justice, Chancery Division, Companies Court, London, against Cronos and two of its subsidiaries, Cronos Containers N.V. (“CNV”) and Cronos Containers (Cayman) Limited (“CAY”).

     By the ordinary application, the liquidator seeks a declaration pursuant to Section 213 of the UK Insolvency Act of 1986, as amended (“Insolvency Act”), that the respondents were knowingly parties to the carrying on of the business of the two TOEMTs with the intent to defraud the creditors of the two TOEMTs and/or for other fraudulent purposes, by assisting Stefan M. Palatin, a former chairman of Cronos, in diverting assets from the two TOEMTs to himself, to entities in which he was interested, and/or to his associates, otherwise than for proper purposes and otherwise than for full consideration.

     The liquidator alleges that the respondents “knowingly” were parties to the carrying on of the business of the two TOEMTs to defraud the creditors of the two TOEMTs by reason of:

•	The transfer on or about November 25, 1991 to TOEMT (UK) of 5,500,000 ordinary shares of Cronos in consideration of the contribution of assets by TOEMT (UK) to Cronos worth approximately $16 million, which 5,500,000 ordinary shares were then redeemed and/or transferred to Palatin and/or his nominee for no or no proper consideration;

•	The transfer on or about December 31, 1991 to TOEMT (UK) of 90,000 preference shares (worth approximately $9 million) which were then transferred to Barton Holding Limited (a company allegedly controlled by Palatin) for no or no proper consideration, and a loan which the liquidator alleges not to have been repaid;

•	The making of various payments (amounting to in excess of $0.9 million) between approximately June 1993 and February 1996 by CNV to third parties, including Palatin or entities in which he was interested and/or his associates, which payments were made otherwise than for any legitimate commercial purpose or any other purpose of the TOEMTs’ businesses or interests;

•	The making of improper cash withdrawals (amounting to in excess of $2 million), between approximately December 1991 and June 1999 from TOEMT (UK)’s bank accounts, with the assistance of CNV, which withdrawals were allegedly for the benefit of Palatin and/or his wife rather than for any legitimate commercial purpose or other purpose of the TOEMTs’ businesses or interests; and

•	The diversion between 1991 and 1993 (with the assistance of CNV) of TOEMT (UK)’s container business to TOEMT (Isle of Man), for no or for no proper consideration.

     The liquidator further seeks a declaration pursuant to Section 213 of the Insolvency Act that the respondents and each of them is liable to contribute to the assets of the two TOEMTs the amount of the deficiency as regards the creditors of the two TOEMTs, which the liquidator currently estimates to be at least $55 million, or, alternatively, that the respondents make such contributions to the assets of the two TOEMTs as the Court thinks fit.

     The liquidator seeks an order from the Court that the respondents and each of them pay to the liquidator any sums found to be due to him by reason of the conduct alleged above, plus interest and costs.

     On May 3, 2005, the respondents filed their application with the Court to set aside the Court’s order granting the liquidator permission to serve his Ordinary Application on the respondents and, alternatively, for an order granting respondents summary judgment against the liquidator on his claims. The hearing on the respondents’ application is scheduled to be heard July 18, 2005. The Company believes that the liquidator’s claims are wholly without merit. If the respondents’ application is not granted, then the respondents intend to vigorously defend the liquidator’s claims.

     Control by Principal Shareholders. Our shareholders or groups of shareholders who, to our knowledge, are the beneficial owner of more than 5% of the outstanding common shares control approximately 68% of our outstanding common shares. These shareholders, individually, or as a group (were they to associate as a group), could have the ability to elect members of our Board and to control the outcome of certain matters submitted to a vote of shareholders, such as any proposed merger or consolidation of Cronos.

     Our Shareholder Rights Plan May Limit the Value of Our Common Shares. On October 25, 1999, we adopted a shareholder rights plan (the “Rights Plan”), commonly referred to as a “poison pill.” Pursuant to the Rights Plan, Cronos declared an allocation of one right to purchase one-tenth of a common share for each outstanding common share, payable to our shareholders of record on October 25, 1999. Each right, when it becomes exercisable, entitles the registered holder to purchase from Cronos one-tenth of a common share at a price per whole common share of $16, subject to adjustment. The rights generally become exercisable when a person or a group of persons acquires the beneficial ownership of 20% or more of our outstanding common shares, or after the commencement of or announcement of an intention to make a tender or exchange offer for our shares that would result in a person or group becoming the beneficial owner of 20% or more of our shares. The rights would not be triggered in the event that an acquisition, or a tender or exchange offer, is at a price and on terms that the Board of Cronos determines to be adequate and in the best interest of Cronos and its shareholders. The Rights Plan is designed to prevent takeover attempts of Cronos, without the approval of Cronos’ Board. The Rights Plan can also have the effect of discouraging bidders interested in taking over Cronos and of depressing the price at which our common shares would otherwise trade to reflect this reduced interest.

     Shares Eligible for Future Sale. There are currently 7,389,377 of our common shares outstanding. Our Chief Executive Officer, Dennis J. Tietz, holds an option to acquire 300,000 of our common shares. Stock options for the purchase of 495,000 common shares under the 1999 Stock Option Plan have been granted to our officers and employees. Stock options and director’s stock units for the purchase or settlement of 274,998 common shares under the Non-Employee Directors’ Equity Plan have been granted to our directors. In addition, our shareholders, at the annual meeting held June 9, 2005, approved our Equity Incentive Plan, which authorizes the grant of restricted share awards to eligible officers, key employees and independent directors and director’s stock units to our independent directors for the receipt or settlement of up to 300,000 common shares. Under the terms of the Plan, our independent directors have been granted restricted share awards for 6,000 of our common shares (1,500 shares for each of the four independent directors) and the Compensation Committee of our Board of Directors has granted restricted share awards for 31,000 of our common shares to our executive and senior officers, all of such awards to be effective upon the effectiveness of this Registration Statement.

     Other than for the shares held by certain of our shareholders or groups of shareholders who, to our knowledge, are the beneficial owners of more than 5% of our outstanding common shares, virtually all of our outstanding common shares are available for immediate resale without restriction. In addition, by a Registration Statement on Form S-3 (filed November 24, 1999, as amended on February 24, 2000 and April 5, 2005), 300,000 common shares may be resold to the public by certain of our shareholders, by a Registration Statement on Form S-8 (filed February 25, 2000), 800,000 common shares may be resold to the public by certain of our shareholders, by a Registration Statement on Form S-8 (filed May 23, 2001), 275,000 common shares may be resold to the public by certain of our shareholders, and by a Registration Statement on Form S-8 (filed May 23, 2002), 8,000 common shares may be resold to the public by certain of our shareholders. Furthermore, by the Form S-8 Registration Statement of which this Prospectus is a part, 300,000 common shares may be resold to the public. Given the limited liquidity of the market for our common shares, the sale of the common shares covered hereby in open market transactions, or sales of common shares by our existing shareholders in material amounts, could depress the market price of our common shares.

     We are Dependent Upon Key Management. Most of our senior executives and other management-level employees have been with us for over five years and have significant industry experience. The loss of the services of one or more of them could have a material adverse effect on our business. We believe that our future success will depend on our ability to retain key members of our management team and to attract capable management in the future. There can be no assurance that we will be able to do so. We do not maintain “key man” life insurance on any of our officers.

     Consequences of Luxembourg Incorporation. We are organized as a Luxembourg company, and are governed by our Articles of Association, the Luxembourg Companies Law of

August 10, 1915, as amended, and the Luxembourg Law on Holding Companies of July 31, 1929, as amended. Luxembourg law differs in certain respects from the corporate laws of most states of the United States. Principles of law relating to such matters as corporate procedures, fiduciary duties of management, and the rights of our shareholders may differ from those that would apply if we were incorporated in a state of the United States. For example, our authorized but unissued capital stock is eliminated every five years unless the shareholders reauthorize it, which is not typically required in the United States, and shareholders have preemptive rights unless such rights are suppressed every five years. In addition, Luxembourg law imposes a 1.0% tax on most new issuances of shares that increase shareholders’ equity.

     Holding Company Structure. We are a holding company (a “société anonyme holding”). We derive all of our operating income and cash flow from our subsidiaries. We rely upon distributions from our subsidiaries and intercompany borrowings to generate the funds necessary to meet our obligations. The ability of our subsidiaries to make payments to us is subject, among other things, to applicable laws of their respective jurisdictions of incorporation and such restrictions as may be contained in credit agreements or other financing arrangements entered into by such subsidiaries. Claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our shareholders.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common shares that the selling shareholders may sell pursuant to this Prospectus.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AS OF MARCH 31, 2005

     For our financial condition and the results of our operations as of March 31, 2005, we refer you to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

SELLING SHAREHOLDERS

     The common shares to which this Prospectus relates are being registered for reoffers and resales by the selling shareholders, who may sell the shares upon the vesting of restricted share awards or upon the settlement of director’s stock units granted under the Equity Incentive Plan. The selling shareholders may resell all, a portion, or none of the relevant shares from time to time.

     The table below sets forth, with respect to certain selling shareholders, based upon the information available to us as of the date of this Prospectus: (a) the selling shareholder’s relationship with us or our predecessors or affiliates within the past three years; (b) the number of common shares beneficially owned by the selling shareholder prior to this offering; (c) the number of securities which may be offered pursuant to this Prospectus; and (d) the amount and percentage of our common shares that would be owned by the selling shareholder after completion of this offering.

				Common Shares
				Available to be
		Shares Beneficially		Resold		Shares to be Beneficially
Persons Eligible	Relationship to	Owned Prior to the		Under this		Owned Upon Completion of
to Resell	Company	Offering (3)		Prospectus (3)		Offering (1)(2)
						Number	Percent
Dennis J. Tietz	CEO since 1998 and
	Director since 1999	340,145	(4)(5)	8,000	(4)	332,145	4.3%

Peter J. Younger	Executive Officer
	since 1997 and
	Director since 1999	12,950	(4)	8,000	(4)	4,950	(17)

Frank P. Vaughan	Chief Financial
	Officer since
	March 31, 2005	38,000	(6)(7)	3,000	(7)	35,000	(17)

John M. Foy	Executive Officer
	since 1991	98,000	(7)(8)	3,000	(7)	95,000	1.3%

John C. Kirby	Executive Officer
	since 1999	98,000	(7)(8)	3,000	(7)	95,000	1.3%

Nico Sciacovelli	Executive Officer
	since 1999	98,000	(7)(8)	3,000	(7)	95,000	1.3%

Maurice Taylor	Director of Cronos
	since 1998	118,081	(9)(10)	1,500	(9)	116,581	1.6%
			(11)

Charles Tharp	Director of Cronos
	since 1999	8,683	(9)(12)	1,500	(9)	7,183	(17)

S. Nicholas Walker	Director of Cronos
	since 1999	1,440,251	(9)(10)	1,500	(9)	1,438,751	19.3%
		(11)(13)(14)(15)

Robert M. Melzer	Director of Cronos
	since 2000	113,081	(9)(10)	1,500	(9)	111,581	1.5%
			(16)

(1) In calculating the percentage of total class ownership, the number of outstanding shares used was 7,389,377. Any securities not outstanding which are subject to options, warrants or rights are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(2) Assumes that all options under which a person could acquire common shares presently or within 60 days following the date of this Prospectus are exercised, all outstanding stock units are settled, all restricted share awards are vested, all shares offered hereby are sold, and that no additional shares will be acquired and no shares other than those offered hereby will be sold.

(3) Includes all restricted share awards that have been granted to the selling shareholders through the date of this Prospectus regardless of whether these restricted share awards are currently vested. Assumes that all options under which a person could acquire common shares presently or within 60 days following the date of this Prospectus are exercised, and all outstanding stock units are settled.

(4) Under the Equity Incentive Plan, each of Messrs. Tietz and Younger has been granted an award of 8,000 restricted shares, effective upon the effectiveness of this Registration Statement.

(5) Mr. Tietz has the right to acquire 300,000 common shares by exercising outstanding vested options on or before December 10, 2008.

(6) Mr. Vaughan may purchase 25,000 shares by exercising outstanding vested options on or before February 4, 2010, and an additional 10,000 shares by exercising outstanding vested options on or before January 9, 2011.

(7) Under the Equity Incentive Plan, each of Messrs. Vaughan, Foy, Kirby, and Sciacovelli has been granted an award of 3,000 restricted shares, effective upon the effectiveness of this Registration Statement.

(8) Messrs. Foy, Sciacovelli, and Kirby may each purchase 80,000 shares by exercising outstanding vested options on or before February 3, 2010, and an additional 15,000 shares by exercising outstanding vested options on or before January 8, 2011.

(9) Under the Equity Incentive Plan, each of Messrs. Taylor, Tharp, Walker and Melzer has been granted an award of 1,500 restricted shares, effective upon the effectiveness of this Registration Statement.

(10) Each of Messrs. Taylor, Walker, and Melzer has the right to acquire 15,000 common shares by exercising outstanding vested options on or before October 12, 2009, an additional 15,000 common shares by exercising outstanding vested options on or before January 9, 2011, an additional 15,000 common shares by exercising outstanding vested options on or before January 9, 2012, and an additional 83 common shares by exercising outstanding vested options on or before the date of the annual shareholder meeting in 2013.

(11) Includes 9,285 common shares issuable through the date of this Prospectus, upon the settlement of director’s stock units granted to each of Messrs. Taylor and Walker, but not yet vested.

(12) Mr. Tharp has the right to acquire 7,000 common shares by exercising outstanding vested options on or before January 9, 2012, and an additional 83 common shares by exercising outstanding vested options on or before the date of the annual shareholder meeting in 2013.

(13) Includes 1,087,070 common shares of Cronos owned directly by The Lion Fund Limited, a Cayman Islands exempted company (“LFL”) and owned indirectly by Mr. Walker. LFL is managed by York Asset Management Limited (“YAML”). Mr. Walker is the Managing Director of YAML. Mr. Walker is also a potential beneficiary of two trusts which collectively own 5% of the outstanding capital stock of LFL. Other than for his potential beneficial interest in said trust, Mr. Walker disclaims beneficial ownership of the common shares of Cronos owned by LFL except to the extent of his pecuniary interest in LFL by reason of his position as Managing Director of YAML.

(14) Includes 237,000 common shares of Cronos owned directly by York Lion Fund, L.P., a Delaware limited partnership (“York Lion Fund”) and owned indirectly by Mr. Walker. The general partner of York Lion Fund is York GP, Ltd., a Cayman Islands exempted company (“York GP”). Mr. Walker is the Managing Director of York GP. Mr. Walker’s IRA owns a 0.75% interest in York Lion Fund. Other than for his beneficial interest in said IRA, Mr. Walker disclaims beneficial ownership of the common shares of Cronos owned by York Lion Fund except to the extent of his pecuniary interest in York Lion Fund by reason of his position as Managing Director of York GP.

(15) Includes 38,000 common shares of Cronos owned directly by YorkProp Limited, a British Virgin Islands company (“YorkProp”). Mr. Walker is the Managing Director of YorkProp and the Managing Director of YAML, the investment manager of YorkProp. Mr. Walker is also a potential beneficiary of a trust which owns the parent of YorkProp. Other than for his beneficial interest in said trust, Mr. Walker disclaims beneficial ownership of the 38,000 common shares of Cronos owned by YorkProp except to the extent of his pecuniary interest in YorkProp by reason of his position as Managing Director of YorkProp and Managing Director of YAML (the investment manager of YorkProp).

(16) Includes 14,127 common shares issuable through the date of this Prospectus upon the settlement of director’s stock units granted to Mr. Melzer.

(17) Less than 1%.

2005 EQUITY INCENTIVE PLAN

     At the 2005 annual meeting of shareholders, held June 9, 2005, the shareholders approved the Equity Incentive Plan. Our officers and key employees and our independent directors participate in the Equity Incentive Plan through the receipt of restricted share awards. Additionally, our independent directors may participate in the Plan through the election, in their discretion, to receive an award of “director’s stock units” in lieu of all or a portion of the cash compensation otherwise payable to them as independent directors.

Restricted Share Awards

     On approval of the Equity Incentive Plan by our shareholders, each of our independent directors was granted an award of 1,500 restricted shares of Cronos, effective upon the effectiveness of this Registration Statement. On each anniversary of the date of grant, each independent director, if he remains a director of Cronos, shall receive an award of 1,500 restricted shares of Cronos, for so long as he continues to be a member of the Board. When an independent director joins the Board, he or she will receive an award of 1,500 restricted shares of Cronos and an annual award thereafter of 1,500 restricted shares of Cronos, as long as he or she continues to be a member of the Board.

     In addition, the Compensation Committee of our Board has granted, effective upon the effectiveness of this Registration Statement, restricted share awards totaling 31,000 shares to nine executive and senior officers of the Company, including 8,000 shares each to Messrs. Tietz and Younger, the two senior officers of the Company, and 3,000 shares each to executive officers Vaughan, Foy, Kirby and Sciacovelli.

     A restricted share award represents common shares of Cronos that are issued subject to restrictions on transfer and vesting requirements as determined by the Compensation Committee. Unless otherwise determined by the Committee, no purchase price shall be payable for restricted shares. Generally, restricted share awards to officers and employees shall vest on the fourth anniversary of the date of grant, assuming continued service by the participant with Cronos. The Committee has the authority to adopt different vesting requirements, including different time periods and vesting schedules and to adopt vesting requirements based upon the attainment of specified performance goals established by the Committee. Unless otherwise determined by the Committee, cash dividends shall only be paid on restricted shares that have vested, and a participant shall not have the right to vote with respect to the restricted shares until the shares have vested. The share awards made to date by our Compensation Committee do not call for any purchase price payable for the restricted shares, and the share awards vest on the fourth anniversary of the date of grant, assuming continued service by the participant with Cronos.

     In the event of death, disability or termination of service by Cronos for other than cause, awards of restricted shares shall immediately vest and any restrictions shall lapse as to 100% of the number of shares granted under such award, provided that, if such award is subject to performance goals, such goals are achieved prior to the earlier of the expiration of one (1) year from the termination date or the term of the award. In the event of a “Qualified Retirement” (as defined in the Equity Incentive Plan), awards of restricted shares shall immediately vest and any restrictions shall lapse, to the extent determined by multiplying the number of restricted shares subject to such award by a percentage, the numerator of which shall be the number of full months of service since the date of grant and the denominator of which shall be 48; provided that if such award is subject to performance goals, such goals are achieved prior to the earlier of the expiration of one (1) year from the termination date or the term of the award. In the event of termination of an officer or employee participant’s employment by resignation (other than a Qualified Retirement) or for cause, the award of restricted shares, to the extent not vested, shall immediately terminate, and all related shares shall be forfeited.

Director’s Stock Units and Cash Compensation

     Under the Equity Incentive Plan, each independent director may also elect to convert a specified portion or all of the cash compensation otherwise payable to the director into “director’s stock units.” The number of director’s stock units received by an electing independent director is equal to the compensation the director elects not to receive, multiplied by 125%, with the resultant product divided by the average of the fair market value of our common shares for the 20 trading days immediately preceding the date that the cash compensation would otherwise have been payable to the director.

     Our independent directors may change their election to receive, in lieu of cash compensation, director’s stock units at any time prior to the calendar year in which the compensation to the independent director will be paid. Additionally, newly-appointed or elected independent directors may elect to convert a portion or all of the cash compensation otherwise payable to them into director’s stock units by notice as called for by the terms of the Equity Incentive Plan.

     Director’s stock units vest in full on the business day preceding the next annual meeting of shareholders of Cronos at which the term of such independent director is to expire (notwithstanding whether such director is nominated for re-election or is re-elected at such annual meeting). If, however, a director’s service on the Board of Directors terminates by reason of resignation, removal, death, disability, or a “change in control” of Cronos, then all of such director’s stock units will immediately vest. Directors may defer the vesting of their director’s stock units within certain limits.

     As soon as practicable following vesting, Cronos will settle a director’s stock units by delivering to the director the equivalent number of common shares of Cronos. Prior to settlement, the directors will not have the rights of a shareholder in any shares corresponding to the director’s stock units.

PLAN OF DISTRIBUTION

     The shares offered by this Prospectus may be sold by the selling shareholders from time to time on the Nasdaq National Market System on terms to be determined by the selling shareholders at the time of sale. The selling shareholders may also make private sales directly or through a broker or brokers. Alternatively, the selling shareholders may from time to time offer shares to or through underwriters, dealers or agents, who may receive consideration in the form of discounts and commissions. That compensation, which may be in excess of ordinary brokerage commissions, may be paid by the selling shareholders and/or the purchasers of the shares offered by this Prospectus for whom such underwriters, dealers or agents may act. The selling shareholders and any dealer or agent that participates in the distribution of the shares offered by this Prospectus may be deemed to be an “underwriter” as defined in the Securities Act, and any profit on the sale of the shares that may be offered by this Prospectus by them and any discounts, commissions or concessions received by those dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate proceeds to the selling shareholders from sales of the shares that may be offered by the selling shareholders will be the purchase price of the common shares less any broker’s commissions.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the common shares offered by this Prospectus may not simultaneously engage in market making activities with respect to the common shares. The selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations under the

Exchange Act, which may limit the timing of purchases and sales of our common shares by the selling shareholders.

     In addition to the shares that may be sold under this Prospectus, the selling shareholders may, at the same time, sell any common shares, including the shares to be offered through this Prospectus, owned by him or her in compliance with all of the requirements of Rule 144 under the Securities Act, regardless of whether those shares are covered by this Prospectus.

     There is no assurance that the selling shareholders will sell any or all of the common shares offered by this Prospectus.

     We will pay all expenses in connection with this offering other than commissions and discounts of underwriters, dealers or agents. All selling and other expenses incurred by the selling shareholders will be borne by them. We will not receive any proceeds from sales of any shares by the selling shareholders.

DESCRIPTION OF COMMON SHARES

Governing Law

     Cronos is a Luxembourg company (a “société anonyme holding”) and its affairs are governed by its Articles of Association (the “Articles”), the Luxembourg Companies Act of August 10, 1915, as amended (the “Companies Act”), and the Luxembourg Law on Holding Companies of July 31, 1929, as amended. A number of the provisions of the Companies Act differ in certain respects from the corporate laws of most states of the United States. In addition, while the leading United States commercial jurisdictions, such as California, Delaware, Illinois, and New York, have extensive bodies of case law interpreting provisions of their respective statutes, the case law in Luxembourg is less extensive.

     We have filed a copy of our Articles as an exhibit to our Registration Statement on Form S-3, filed with the SEC on November 24, 1999. The summary that follows is qualified by reference to the full text of the Articles.

Authorized Shares

     Cronos’ authorized capital consists of 25,000,000 common shares, $2 par value per share, of which 7,389,377 common shares are presently issued and outstanding. If all the shares registered by this Registration Statement are issued pursuant to the terms of our Equity Incentive Plan, and if all of the shares are issued under our Non-Employee Directors’ Equity Plan, our 1999 Stock Option Plan, and the option granted to Mr. Tietz, then the number of our outstanding shares would increase to 8,629,578 shares outstanding. Our Articles currently do not authorize the issuance of preferred shares. All of our common shares are issued in registered form.

     Under Luxembourg law, our authorized capital is automatically reduced to the amount represented by our outstanding shares, unless our shareholders renew the authorized capital every five years. Our shareholders last renewed our authorized capital at the special shareholders’ meeting in 2002. Accordingly, our authorized capital will automatically be reduced to the amount represented by our outstanding shares unless, on or before September 4, 2007, our authorized capital is re-authorized by our shareholders. The Board of Directors is authorized, without further shareholder action, to issue additional common shares from time to time up to the maximum number authorized at the time.

     Our outstanding common shares are fully paid and nonassessable. Common shares offered and sold under this Prospectus by the selling shareholders will be fully paid and nonassessable when offered and sold in accordance with the terms of the Equity Incentive Plan and this Prospectus.

Voting Rights

     All common shares entitle the holder thereof to cast one vote for each share held. Under Luxembourg law, shareholder action can generally be taken by a simple majority of shares present or represented, without regard to any minimum quorum requirements. Two exceptions to the law are (i) to amend the Articles, which requires (x) a two-thirds vote of the shares present or represented and (y) a quorum of 50% of the outstanding shares entitled to vote when the meeting is first convened, and (ii) any action for which the Articles require more than a majority vote or a quorum.

     Our Articles currently provide that Cronos is to be managed by a Board of Directors composed of at least three members who shall be elected by simple majority of the outstanding shares for a term of three years and until their successors are elected. The terms of our directors are staggered so that the terms of one-third of the total number of Directors expire in each year. Currently, our Board of Directors consists of six members.

     Our common shares are traded on the Nasdaq National Market. Under Nasdaq’s rules, the minimum quorum for any meeting of shareholders of a Nasdaq company is 33-1/3% of the outstanding shares of the company’s common voting stock. We observe this requirement in holding our annual meetings of shareholders, unless a higher quorum is required for the proposal submitted to the shareholders by our Articles or Luxembourg law.

Shareholder Meetings and Notice

     Under the Articles, we are required to hold a general meeting of shareholders each year at our registered office in Luxembourg or in another location as designated. In addition, the Board may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere. The Articles require notice of any general meeting to be sent by first class mail, postage prepaid, at least 20 days prior to any such meeting. Shareholders may be represented by written proxy, provided the written proxy is deposited with us at our registered office in Luxembourg, or with any Director before the opening of the meeting.

Dividends

     Our common shares are entitled to such dividends as may be declared by the Board of Directors from time to time out of funds legally available therefor. In general, under

Luxembourg law only realized profits on an unconsolidated basis, determined in accordance with Luxembourg accounting principles, are available for dividends. Interim dividends can be declared up to three times in any fiscal year (at the end of the second, third or fourth quarters) by the Board of Directors. Interim dividends can be paid, but only after our independent or statutory auditors have reported to the Board of Directors that certain conditions have been satisfied. Final dividends are declared once a year at the annual general meeting by the shareholders; as specifically authorized by the Articles, both interim and final dividends can be paid out of any earnings, retained and current, as well as additional paid-in capital. Luxembourg law authorizes the payment of share dividends if sufficient surplus exists to provide for the related increase in stated capital.

     Luxembourg law requires that 5% of Cronos’ unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of our stated capital, after which no further allocations are required until further issuance of shares. The legal reserve may also be satisfied by a transfer from capital surplus. The legal reserve is not available for dividends. We currently maintain a legal reserve equal to 10% of its stated capital. Upon issuance of the common shares covered hereby pursuant to exercise by the selling shareholders of their director’s options or pursuant to the settlement of vested director’s stock units, we will transfer an amount from additional paid-in capital sufficient to maintain our legal reserve equal to 10% of our stated capital.

Liquidation

     Under the Articles, in the event of the liquidation, dissolution or winding up of Cronos, all of our debts and obligations must first be paid, and any surplus thereafter remaining will be distributed to the holders of our common shares.

Preemptive Rights

     As a general rule shareholders are entitled to preemptive rights under Luxembourg law unless the Articles provide otherwise. Our Articles authorize the Board of Directors to suppress shareholders’ preemptive rights, and the Board has done so with respect to all issued and outstanding common shares. Upon the expiration of our authority to issue additional shares from our authorized but unissued shares, discussed above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the Board recommends and the shareholders approve granting authority to the Board to suppress further such rights. The common shares that may be sold in this offering will not be entitled to preemptive rights.

Shareholder Rights Plan

     As discussed in the “Risk Factors — Our Shareholder Rights Plan May Limit the Value of our Common Shares” section above, on October 25, 1999, we adopted the Rights Plan. For shareholders of record on that date, we declared an allocation of one right to purchase one-tenth of a common share. Such rights shall also attach to each common share issued after October 25, 1999 until the “distribution date” (defined below). Each right, when it becomes exercisable, generally entitles the holders of our common shares to purchase from Cronos one-tenth of a common share at a price per whole common share of $16, subject to adjustment. The terms of the Rights Plan are set forth in a Rights Agreement between Cronos and BankBoston, N.A., dated as of October 28, 1999 (the “Rights Agreement”), a copy of which we filed with the SEC as an exhibit to our Registration Statement on Form 8-A, dated October 29, 1999.

     Initially, the rights will attach to all certificates representing our common shares outstanding; no separate rights certificate will be distributed. The rights will separate from our common shares upon the earliest to occur of (i) a person or entity or group of affiliated or associated persons having acquired beneficial ownership of 20% or more of our outstanding common shares (except pursuant to a permitted offer, as defined below), or (ii) ten business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in a person or group becoming an “acquiring person” (the earliest of such dates referred to in the Rights Plan as a “Distribution Date”). A person or group whose acquisition of our common shares causes a Distribution Date is defined under the Rights Plan as an “Acquiring Person.” A person who acquires our common shares pursuant to a tender or exchange offer which is for all of our outstanding shares at a price and on terms which the Board of Directors determines (prior to the acquisition) to be adequate and in the best interest of Cronos and its shareholders (a “Permitted Offer”) will not be deemed to be an Acquiring Person under the Rights Plan and such person’s ownership will not trigger a Distribution Date. The rights are not exercisable until the Distribution Date and will expire on the close of business on October 28, 2009, unless earlier terminated.

     In the event that any person becomes an Acquiring Person, then each holder of rights will generally have the right (a “Flip-In Right”) to receive, upon exercise of such rights, the number of whole common shares having a value (immediately prior to such triggering event) equal to two times the aggregate exercise price of such rights. In no event, however, will shares be issued upon exercise of the Flip-In Rights for a price of less than the par value (currently $2.00) per common share.

     The Rights Plan also has a “Flip-Over Right” that would apply in certain mergers or other business combinations. In such event, each holder of rights would be entitled to receive, upon exercise of such rights, common shares of the acquiring company (or, in certain circumstances, its parent) having a value equal to two times the aggregate exercise price of the rights.

     At any time prior to a person becoming an Acquiring Person, or the expiration of the rights, we may redeem the rights, in whole, but not in part, at a price of $0.01 per right. The Rights Plan may also be amended by the Board of Directors prior to the Distribution Date; and may be amended after the Distribution Date, subject to the requirements of applicable law, to cure any ambiguity, defect, or inconsistency, or to make changes which the Board of Directors determines to be in the best interest of Cronos and its shareholders.

     Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of Cronos, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights shall not be taxable to the shareholders of Cronos, the shareholders may, depending on the circumstances, recognize taxable income should the rights become exercisable or upon the occurrence of certain events thereafter.

     For a complete description of the Rights Plan, prospective purchasers of our common shares are directed to the “Risk Factors — Our Shareholder Rights Plan May Limit the Value of our Common Shares” section above, and to the Registration Statement on Form 8-A and the Rights Agreement, which we filed with the SEC on October 29, 1999.

Transfer Agent and Registrar

     We have appointed EquiServe Trust Company, N.A., as transfer agent and registrar for our common shares.

TAX CONSIDERATIONS

     The following summary of the material Luxembourg and United States federal income tax consequences is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our common shares (the “shares”), including United States state and local tax laws and estate and gift tax considerations, and does not deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules such as banks, insurance companies, securities dealers and tax-exempt organizations. Nor does this summary consider the effect of any relevant tax treaties. Prospective investors therefore are urged to consult with their tax advisors with respect to the Luxembourg and United States and other tax consequences of the purchase, ownership and disposition of Cronos’ shares, including the effect of any foreign, state or local tax laws.

Luxembourg

     The following summary of the material Luxembourg tax consequences of the purchase, ownership and disposition of shares reflects the opinion of Elvinger, Hoss & Prussen, Luxembourg counsel for Cronos. Under present Luxembourg law, so long as Cronos maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), capital gains tax, estate tax, or inheritance tax is payable in Luxembourg by shareholders in respect of the shares, except for shareholders domiciled, resident (or, in certain circumstances, formerly resident), or having a permanent establishment in Luxembourg. Cronos as an entity pays an annual tax equal to 0.20% on the aggregate value of its outstanding common shares, determined by multiplying the number of its outstanding common shares by their average share price for the prior year.

United States

     The following summary of the material United States federal income tax consequences resulting from the purchase, ownership and disposition of shares reflects the opinion of Greene Radovsky Maloney & Share LLP, San Francisco, California, United States counsel to Cronos. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder (“Regulations”) and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect, and to different interpretations. The summary also is limited to holders that hold shares as capital assets and that hold less than 10% of the voting stock in Cronos. For purposes of this discussion, a “U.S. Holder” consists of (1) a U.S. citizen or resident of the United States, (2) former citizens and residents of the United States subject to tax as expatriates, (3) a corporation, or other entity taxed as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any political subdivision thereof, (4) an estate, the income of which is subject to U.S. federal income tax regardless of source (a “U.S. estate”) and (5) a trust (a “U.S. trust”) if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. Holders have the authority to control all of its substantial decisions. A “Non U.S. Holder” is a beneficial owner of shares other than a U.S. Holder.

Non U.S. Holders

     A Non U.S. Holder will not be subject to United States federal income tax, including withholding taxes, on dividends paid by Cronos or gains recognized on the sale, exchange or redemption of shares in Cronos, unless the dividends or gains are effectively connected with a U.S. trade or business or, in the case of gains realized by an individual Non U.S. Holder, the Non U.S. Holder is present in the United States for 183 days or more in the taxable year of sale, exchange or redemption and certain other conditions are met.

U.S. Holders

     Subject to the discussion of passive foreign investment companies below:

     Distributions paid with respect to the shares owned by a U.S. Holder will be included in such Holder’s gross income as ordinary income to the extent paid out of current or accumulated earnings and profits of Cronos, as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction allowed a United States corporation.

     A distribution not paid out of current or accumulated earnings and profits of Cronos will be treated first as a nontaxable return of capital and will reduce the basis of the shares, and, to the extent of the excess of such basis, will constitute taxable gain. Such gain will generally be capital gain and will be long-term capital gain if the shares have been held for more than one year.

     For taxable years beginning after December 31, 2002 and before January 31, 2009, a dividend paid generally would be taxed at the preferential tax rate applicable to long-term capital gains (generally, a 15% federal tax rate for 2005) if (a) the company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, U.S. estate or U.S. trust and (c) such dividend is paid on shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “Ex-dividend Date” (i.e., the first date that a purchaser of such shares will not be entitled to receive such dividend).

     Cronos generally will be a “qualified foreign corporation” under Section 1(h)(11) of the

Code (a “QFC”) if (a) it is incorporated in a possession of the United States, (b) it is eligible for the benefits of the Luxembourg-U.S. Tax Convention or (c) the shares are readily tradable on an established securities market in the United states. Even if Cronos, however, satisfies one or more of such requirements, it will not be treated as a QFC if it is a “passive foreign investment company” (as defined below) for the taxable year during which it pays a dividend or for the preceding taxable year. Cronos, as a Luxembourg holding company, is not entitled to the benefits of the Luxembourg–U.S. Tax Convention, but believes that its shares currently are readily tradable on an established securities market in the United States. No assurance can be given, however, that the shares will remain readily tradable.

     As discussed below, the company believes that it will not be a “passive foreign investment company.” If, however, it is determined that the company is a “passive foreign investment company,” a dividend paid by the company to a U.S. Holder will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gain).

     For U.S. foreign tax credit purposes, the dividend will be income from sources outside the United States. It also should be noted that the legislation enacting the reduced tax rate described above contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. You are urged to consult your own tax advisors concerning the application of the U.S. foreign tax credit rules to your particular situation.

     A U.S. Holder will recognize gain or loss upon a sale, exchange, redemption or other taxable disposition of shares measured by the difference between such U.S. Holder’s tax basis in the shares and the amount realized on the disposition, assuming, in the case of a redemption, that the redemption is not treated as a dividend for United States federal income tax purposes. Subject to the passive foreign investment company rules discussed below, such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the shares have been held for more than one year. Individuals and U.S. estates and U.S. trusts are eligible for preferential rates of U.S. federal income tax in respect of long term capital gains, generally 15% (as noted above). The deduction of capital losses is subject to certain limitations under the Code. Any gain or loss recognized on a sale or other taxable disposition of shares generally will be treated as derived from U.S. sources for U.S. foreign tax credit purposes.

     Passive Foreign Investment Company Rules

     Under Section 1297 of the Code and the applicable temporary and final Regulations, a foreign corporation is a passive foreign investment company (“PFIC”) as to a U.S. Holder if, for any current or prior taxable year of the foreign corporation during which the U.S. Holder owned shares in the foreign corporation, either (a) at least 75% of the foreign corporation’s gross income was “passive income,” or (b) on average at least 50% of the value of the foreign corporation’s gross assets were “passive assets.” Assets under lease and income from leasing activities generally are not deemed to be “passive” for this purpose if the income is derived by the foreign corporation or its subsidiaries from the active conduct of a trade or business. The Regulations provide that leasing income will be considered derived from the active conduct of a trade or business if the lessor maintains and operates a leasing organization that is regularly engaged in marketing, or marketing and servicing, the leased property and that is substantial in relation to the leasing income derived from leasing property as a result of the performance of such marketing functions. Whether the foreign corporation’s leasing organization is substantial is determined based upon all of the facts and circumstances.

     Cronos believes that its leasing organization is substantial and that it derives its leasing income from the active conduct of a trade or business for purposes of the PFIC provisions described above, in part because (i) Cronos, through its subsidiaries, has 90 employees worldwide engaged in leasing activities, the majority of whom are engaged in sales, marketing and equipment servicing outside of the United States, and (ii) Cronos directly incurs a substantial proportion of the active leasing expenses related to its leasing business. This matter is not entirely free from doubt, however, and accordingly there can be no assurance that the Internal Revenue Service (“IRS”) would not assert that Cronos is a PFIC or that there will not be a development or change in the relevant factual circumstances or legal rules that would cause Cronos to become a PFIC. Because of the factual nature of the inquiry, United States counsel to Cronos has not rendered its opinion that Cronos’ leasing income is derived from the active conduct of a trade or business within the meaning of the Regulations.

     If Cronos were a PFIC, unless a U.S. Holder made the election described in the next paragraph, a special tax regime set forth in Section 1291 of the Code would apply to both (a) any “excess distribution” by Cronos (generally, the U.S. Holder’s ratable share of distributions in any year that is greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain realized on the sale or other disposition of the shares. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period and (b) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate; in addition, interest at the rate applicable to underpayment of tax will be imposed on the deferred tax on the income allocable to each prior taxable year.

     If Cronos were a PFIC, a U.S. Holder could elect, under Section 1295 of the Code, provided Cronos complies with certain reporting requirements discussed below, to have Cronos treated, with respect to that U.S. Holder’s shareholding, as a “qualified electing fund,” in which case such U.S. Holder would include annually in gross income his pro rata share of Cronos’ annual ordinary earnings and annual net realized gains, whether or not such amounts are actually distributed to the U.S. Holder. A U.S. Holder, however, would not be entitled to deduct any net loss which Cronos may incur for any taxable year in which it is a PFIC notwithstanding such election to be treated as a qualified electing fund. The earnings and gains would be included by a U.S. Holder for its taxable year in or with which Cronos’ taxable year ends. Such election, in order to be effective, must be made on or before the due date for filing the electing U.S. Holder’s U.S. federal income tax return for the first taxable year in which Cronos’ shares are held by such U.S. Holder and Cronos is treated as a PFIC. If the election were made, amounts included as income generally could be distributed tax free, and, to the extent not distributed, would increase the tax basis of the shares.

     A shareholder for whom a qualified electing fund election is in effect for each of the years that are included in the shareholder’s holding period for his shares and for which Cronos was determined to be a PFIC would not be subject to the Code Section 1291 provisions discussed above. If a qualified electing fund election is not in effect for each of such years, the shareholder may make an election pursuant to which the shareholder is deemed to have sold the shares in the PFIC at their fair market value; any gain would be realized and taxed under the Code Section 1291 regime, as discussed above.

     As another possible means of avoiding, all or in part, the application of the Code Section 1291 provisions, in the event Cronos were determined to be a PFIC, a shareholder could make a mark-to-market election under Code Section 1296 (relating to marketable PFIC stock provided the shares are regularly traded on a “qualified exchange”). Under applicable Regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. For this purpose, shares will be treated as traded on a qualified exchange if they are regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Cronos cannot give any assurance that its stock will be treated as regularly traded stock in the manner required by the Regulations. The mark-to-market election is made on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the Internal Revenue Service. Special rules apply if the mark-to-market election is not made for the first taxable year in which a U.S. Holder owns stock of a PFIC.

     If the mark-to-market election were made, the shareholder would include in income each year as ordinary income an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the tax year over the shareholder’s adjusted basis in the stock. There would be a deduction for the lesser of the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the tax year or the unreversed inclusions (i.e., the excess of the mark-to-market gains over the mark-to-market losses) for previous years.

     If Cronos were determined to be a PFIC, then Cronos would comply with all requirements necessary to permit shareholders to make a “qualified electing fund” election under Code Section 1295. Such an election would not, however, retroactively eliminate adverse PFIC consequences for prior years, unless the taxpayer satisfies the Treasury Regulation’s requirements relating to retroactive elections in circumstances in which a timely election is not made because the taxpayer reasonably believed that Cronos is not a PFIC. This may require filing a “Protective Statement” or, in limited circumstances, requesting IRS consent. However, certain “qualified shareholders” are deemed to have satisfied the reasonable belief requirement and do not need to file a “Protective Statement” or request IRS consent in order to make a retroactive election for any open year in the shareholder’s holding period. Generally, a qualified shareholder must meet the following tests: (a) the shareholder must own at all times during the tax year, directly, indirectly, or constructively, less than 2% of the vote and value of each class of Cronos’ stock, (b) with respect to the tax year of Cronos ending within the shareholder’s tax year, Cronos or its U.S. counsel must have indicated, in a public filing, disclosure statement, or other notice (“filing”) provided to U.S. Holders that are shareholders of Cronos that Cronos (i) reasonably believes that it is not or should not constitute a PFIC for Cronos’ taxable year, or (ii)

is unable to conclude that it is not or should not be a PFIC (due to certain asset valuation or interpretation issues, or because PFIC status will depend on the income or assets of Cronos in Cronos’ subsequent taxable years) but reasonably believes that, more likely than not, it ultimately will not be a PFIC, and (c) the shareholder must not know or have reason to know that a filing by Cronos regarding Cronos’ PFIC status was inaccurate or know that Cronos was a PFIC for the tax year of Cronos ending with or within such tax year of the shareholder.

     Other PFIC Rules

     If Cronos were a PFIC then, under Section 1291(f) of the Code, the IRS has issued proposed Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF election to recognize gain (but not loss) upon certain transfers of shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).

     Certain additional adverse rules would apply with respect to a U.S. Holder if Cronos were a PFIC, regardless of whether such U.S. Holder makes a QEF election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses shares as security for a loan would, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such shares.

     Backup Withholding

     A beneficial owner of shares may, under certain circumstances, be subject to United States “backup withholding” at the rate of 28% for 2005 with respect to dividends paid or the proceeds of a sale, exchange or redemption of shares, unless such holder (a) is a corporation or is otherwise exempt; (b) is a Non-U.S. Holder who certifies as to its non-U.S. status; or (c) provides an accurate taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules generally may be claimed as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to receive a refund provided that the required information is furnished to the Internal Revenue Service.

LEGAL MATTERS

     The validity of the common shares that may be offered hereby will be passed upon for Cronos by Elvinger, Hoss & Prussen, Luxembourg. The summaries of Luxembourg and United States federal tax consequences of an investment in the common shares, as described under “Tax Considerations” herein, are based upon the opinions of Elvinger, Hoss & Prussen (Luxembourg tax consequences), and Greene Radovsky Maloney & Share LLP (United States federal income tax consequences).

EXPERTS

     The financial statements of The Cronos Group incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates documents by reference which are not presented in or delivered with it. This means that we can disclose certain information by referring a reader to certain documents. These documents (other than the exhibits to such documents unless specifically incorporated by reference) are available, without charge, on our website, www.cronos.com, or upon written or oral request directed to Elinor A. Wexler, Cronos Capital Corp., at its offices located at One Front Street, Suite 925, San Francisco, California 94111, telephone (415) 677-8990, or by email to ir@cronos.com.

     The following documents, which have been filed by Cronos with the SEC pursuant to Section 13(a), 14(a), or 15(d) of the Exchange Act (file no. 0-24464), are incorporated in this Prospectus by reference and shall be deemed to be a part hereof:

     (a) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed pursuant to Section 13(a) of the Exchange Act;

     (b) The Company’s definitive Proxy Statement, dated April 20, 2005, for its 2005 annual meeting of shareholders;

     (c) The Company’s Quarterly Report on From 10-Q for the quarter ended March 31, 2005, Current Reports on Form 8-K dated December 13, 2004, February 4, 2005, March 22, 2005, March 24, 2005, March 31, 2005, May 13, 2005, June 7, 2005, June 15, 2005, and July 8, 2005, and all other reports, if any, filed by Cronos pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year ended December 31, 2004; and

     (d) The description of Cronos’ common shares contained in the Registration Statement on Form 8-A, filed with the Commission on October 29, 1999, registering Cronos’ common share purchase rights, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by Cronos pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the shares offered hereby, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is, or is to be deemed to be, incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS
WITH RESPECT TO COMMON SHARES TO BE ISSUED
TO PARTICIPANTS IN THE CRONOS GROUP
2005 EQUITY INCENTIVE PLAN

     The document containing the information specified in Items 1 and 2 of Part I of Form S-8 will be sent or given to participants in the Company’s Equity Incentive Plan as specified in Rule 428(b)(1) and, in accordance with the instructions to Part I of Form S-8, is not filed with the SEC as part of this Registration Statement.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

     This Registration Statement incorporates documents by reference which are not presented in or delivered with it. This means that we can disclose certain information by referring a reader to certain documents. These documents (other than the exhibits to such documents unless specifically incorporated by reference) are available, without charge, on our website, www.cronos.com, or upon written or oral request directed to Elinor A. Wexler, Cronos Capital Corp., at its offices located at One Front Street, Suite 925, San Francisco, California 94111, telephone (415) 677-8990, or by email to ir@cronos.com.

     The following documents, which have been filed by Cronos with the SEC pursuant to Section 13(a), 14(a), or 15(d) of the Exchange Act (file no. 0-24464) are incorporated in this Registration Statement by reference and shall be deemed to be a part hereof:

     (a) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed pursuant to Section 13(a) of the Exchange Act;

     (b) The Company’s definitive Proxy Statement, dated April 20, 2005, for its 2005 annual meeting of shareholders;

     (c) The Company’s Quarterly Report on From 10-Q for the quarter ended March 31, 2005, Current Reports on Form 8-K dated December 13, 2004, February 4, 2005, March 22, 2005, March 24, 2005, March 31, 2005, May 13, 2005, June 7, 2005, June 15, 2005, and July 8, 2005, and all other reports, if any, filed by Cronos pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year ended December 31, 2004; and

     (d) The description of Cronos’ common shares contained in the Registration Statement on Form 8-A, filed with the Commission on October 29, 1999, registering Cronos’ common share purchase rights, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by Cronos pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the shares offered hereby, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document that also is, or is to be deemed to be, incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. DESCRIPTION OF SECURITIES.

     Not applicable.

Item 5. INTEREST OF NAMED EXPERTS AND COUNSEL.

     Not applicable.

Item 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Subject to certain exceptions and limitations for willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, every person who is, or has been, a director or officer of Cronos shall be indemnified by Cronos to the fullest extent permitted by the laws of Luxembourg against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party, or otherwise by virtue of his being or having been such director or officer, and against amounts paid or incurred by him or her in the settlement thereof. For purposes of this indemnification, the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise, including appeals) actual or threatened and the words “liability” and “expenses” shall include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement and other liabilities.

     The Articles of Cronos provide, in Article 15 thereof, for indemnification of every person who is, or has been, a director or officer of Cronos to the fullest extent permitted by law, against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she becomes involved as a party, or otherwise by virtue of his or her being or having been such director or officer, and against amounts paid or incurred by him or her in the settlement thereof.

     Additionally, the Board of Directors of Cronos has adopted indemnification policies and procedures providing for the indemnification of present and future officers and directors of Cronos. A copy of these policies and procedures, as adopted by the Board of Directors of Cronos on August 4, 1999, as amended June 1, 2001, is hereby incorporated by reference to Exhibit 3.1 to Cronos’ Registration Statement on Form S-8 filed with the Commission on May 23, 2002. The Company has also entered into indemnification agreements with its independent directors and executive officers, incorporated by reference to Exhibits 10.27 to 10.35 to Cronos’ Annual Report on Form 10-K for the year ended December 31, 2002.

     Cronos has obtained insurance for the benefit of the directors and officers of Cronos and its subsidiaries insuring such persons against certain liabilities, including liabilities under federal and state securities law.

Item 7. EXEMPTION FROM REGISTRATION CLAIMED.

     Not applicable.

Item 8. EXHIBITS.

Exhibit
Number	Document
4.1	The Cronos Group 2005 Equity Incentive Plan, incorporated by reference to Appendix A to Cronos’ Proxy Statement filed with the SEC on April 20, 2005, for its 2005 annual meeting of shareholders.

4.2	Form of Restricted Stock Award Agreement for use with grants under the 2005 Equity Incentive Plan to independent directors.

4.3	Form of Restricted Stock Award Agreement for use with grants under the 2005 Equity Incentive Plan to officers and employees.

5.1	Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to Cronos, as to the validity of the shares being registered.

8.1	Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to Cronos, as to certain tax matters (included in Exhibit 5.1).

8.2	Opinion of Greene Radovsky Maloney & Share LLP, United States counsel to Cronos, as to certain tax matters.

23.1	Consent of Elvinger, Hoss & Prussen, Luxembourg counsel to Cronos (included in Exhibit 5.1).

23.2	Consent of Greene Radovsky Maloney & Share LLP, United States counsel to Cronos (included in Exhibit 8.2).

23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

24.1	Power of Attorney (See page II-6).

Item 9. UNDERTAKINGS.

Undertaking to Update

     Cronos hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment or, as permitted under the Securities Act, a supplement to this Registration Statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Cronos pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

     (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Undertaking with Respect to Documents Incorporated by Reference

     Cronos hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Cronos’ annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Undertaking with Respect to Indemnification

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Cronos pursuant to the foregoing provisions, or otherwise, Cronos has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Cronos of expenses incurred or paid by a director, officer or controlling person of Cronos in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Cronos will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 15th day of July, 2005.

THE CRONOS GROUP

By:	/s/ Dennis J. Tietz

Dennis J. Tietz
Chairman of the Board
and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis J. Tietz, Peter J. Younger, and Elinor A. Wexler, and each of them, any of whom may act without joinder of the others, his or her true and lawful attorney-in-fact and agent, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all pre-and post-effective amendments and supplements to this Registration Statement, and to file the same, or cause to be filed the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Dennis J. Tietz	Chairman of the Board of	July 15, 2005

Dennis J. Tietz	Directors and Chief Executive Officer
(Principal Executive Officer)

/s/ Peter J. Younger	President and Chief	July 15, 2005

Peter J. Younger	Operating Officer

/s/ Frank P. Vaughan	Chief Financial Officer	July 15, 2005

Frank P. Vaughan	(Principal Financial and
Accounting Officer)

/s/ Maurice Taylor	Director	July 15, 2005

Maurice Taylor

	Director	July 15, 2005

Charles Tharp

/s/ S. Nicholas Walker	Director	July 15, 2005

S. Nicholas Walker

/s/ Robert M. Melzer	Director	July 15, 2005

Robert M. Melzer

INDEX TO EXHIBITS

Exhibit
Number	Document
4.1	The Cronos Group 2005 Equity Incentive Plan, incorporated by reference to Appendix A to Cronos’ Proxy Statement filed with the SEC on April 20, 2005, for its 2005 annual meeting of shareholders.

4.2	Form of Restricted Stock Award Agreement for use with grants under the 2005 Equity Incentive Plan to independent directors.

4.3	Form of Restricted Stock Award Agreement for use with grants under the 2005 Equity Incentive Plan to officers and employees.

5.1	Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to Cronos, as to the validity of the shares being registered.

8.1	Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to Cronos, as to certain tax matters (included in Exhibit 5.1).

8.2	Opinion of Greene Radovsky Maloney & Share LLP, United States counsel to Cronos, as to certain tax matters.

23.1	Consent of Elvinger, Hoss & Prussen, Luxembourg counsel to Cronos (included in Exhibit 5.1).

23.2	Consent of Greene Radovsky Maloney & Share LLP, United States counsel to Cronos (included in Exhibit 8.2).

23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

24.1	Power of Attorney (See page II-6).